Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On July 1, 2026, an interview of Ryan Cohen, Chairman and CEO of GameStop Corp., by Ryan Roots and Allison Roots was published on the Ralli Roots YouTube channel. An unofficial excerpt of the interview is below.

“Ryan Roots: Yesterday, we were fortunate enough to be able to sit down and talk to Ryan Cohen, the current chairman and CEO of GameStop, the founder of Chewy, and a person who’s been known to take on big challenges and do things his own way. But what we really wanted to understand was the person behind all of that. Who is Ryan Cohen, and why does he want to buy eBay? To me, this was a conversation where I walked away thinking about business and life completely differently. And I really enjoyed the time that Ryan was able to spend with us. and I want to thank him for even taking the time to reach out and do this conversation with us. So, with that being said, please enjoy this. If you like the video, please make sure to hit the thumbs up button and share this with everyone that you possibly can. We would love to get this interview out there so that people can see who Ryan Cohen really is. First of all, Ryan, thank you for being here from one Ryan to another. appreciate the time that you’re taking to you know what’s funny about this is we were talking we’re like of the decade that we’ve been on eBay. eBay has never really reached out to us to do anything like this. So I think that you’re like you’re reaching out to sellers more than eBay right now which is kind of crazy. Um but why don’t we just start with tell us just a little bit about yourself.

…

Ryan Roots: So, you want to buy eBay.

[laughter]

Allison Roots: Now that we know that you were raised by heard [laughter] and we know your mother was wonderful as well. So, she was a very she still is a strong powerful influence in your life, I’m guessing.

Ryan Cohen: Yes.

Allison Roots: Yeah. She keeps you on the straight and narrow.

Ryan Cohen: Exactly.

Ryan Roots: I I think the first question I want to ask is so if you like put yourselves in our shoes as eBay sellers, we’ve been selling on eBay for over 10 years. How should we feel about this potential acquisition?

Ryan Cohen: Um well I am going to be the CEO of the company and I look at the sellers as the customer and there are hundreds of thousands of sellers that um small businesses that uh their livelihood depends on this and there is a huge opportunity to um do a lot more business and to and to make the customers happy. And for me, what that means is talking to individual sellers, understanding what are the bottlenecks, what are the issues and fixing it. And um I can only really tackle those problems by having conversations with individual sellers and understand the issues that uh they’re running into. And I get emails um with sellers telling me all kinds of issues that they run into where they’re they end up getting paid an item doesn’t I actually I just uh got one yesterday where they got paid, they never shipped the item and eBay told them not to ship the item. They ended up getting paid. It was like an $8,000 sale and then they ended up not shipping the item because eBay told them that it was a fraudulent buyer and then they ended up basically debiting the account for more than what they ended up paying them for originally.

Ryan Roots: That’s crazy. So, it’s crazy. We’ve had that happen to us before, too. Um, it’s it’s usually on like new eBay accounts that’ll like if you if you just start as a seller, you’ll start and then maybe you try to sell something expensive and then people see that as a brand new seller and they’re like, “Oh, I can take advantage of the seller.” Um, and they’ll they’ll do that’s a it’s a pretty known scam, unfortunately. But that’s terrible that eBay continues back with the Yeah.

Allison Roots: while they know it’s happening to allow it to happen and not put any safeguards in place so it no longer happens.

Ryan Roots: So, but of all the, you know, different ways that you could go with your business, why eBay? Why did you focus on eBay as a potential buy?

Ryan Cohen: Well, uh there’s a there’s a few different reasons that kind of all pull me in this direction. Uh one being e-commerce is something I understand and physical retail I’ve been learning on the job. uh and in many ways it’s a very different playbook physical retail versus e-commerce. So one is it’s a business that uh given my Chewy experience I understand very very well. Uh number two is as GameStop has moved from a business that was really a dying brick and mortar retailer. It’s really like Blockbuster. same kind of forces going against it and uh the business has transitioned to today it’s a leader in collectibles and I’ve come to appreciate the industry and uh eBay’s place in that industry and so there’s a lot of category overlap um and that’s what really got me thinking about eBay in the first place is us going into the collectible space and then if you look at our refurbished tech business there’s also So, a lot of overlap in that and the secondhand uh piece of the business as well. And so, uh, there’s a lot of reasons why GameStop operationally and eBay make sense and a lot of opportunity to use the infrastructure of of GameStop and really use them as nodes uh, and use them anything as from studios to logistics and fulfillment and uh, same day authentication. And if you look at today as an example within trading cards, if you sell a trading card on eBay, you’re sending it to a centralized hub and so it takes time and there’s additional cost to it. Whereas we can leverage the stores for same day authentication. So it’s immediate and it’s cheaper. And so you go from like a centralized model for authentication and for fulfillment to a regional model that uh you know there’s 1600 stores within 15minute drive of like 80% of the US population.

Allison Roots: So wow.

Ryan Roots: So would the authentication process get cheaper and faster then you would say?

Ryan Cohen: Totally.

Ryan Roots: Would you open it up to other categories outside of just collectibles?

Ryan Cohen: Yeah, eventually definitely.

Ryan Roots: Okay. because we’ve had like um shoes for example, we’ve sold shoes on eBay that have gone to the authentication hub. Um and I’ll say it is clunky. It’s it’s expensive for the the buyer. It’s like they have to pay additional shipping as well. Um and then it’s also not entirely accurate. We’ve had items sent back that are clearly authentic um that you know

Allison Roots: disappointing. You know, it’s disappointing.

Ryan Roots: That’s happened before as well. Okay. So, that’s an interesting uh you know, combination there.

Allison Roots: Yeah. Could you elaborate on the when you said some of the stores could be used as a studio for some of our other sellers out there?

Ryan Cohen: Yeah, I mean um we would offer the ability to use stores as anything from filming content if content creators want to actually film content in the stores and um we can handle everything from that to the logistics and the fulfillment side of it. So essentially whatever you sell you drop it off at a store and we can take care of all the fulfillment and essentially acting as like a UPS store FedEx Kinko service. So that content creators can focus on what they’re best at content and then we would basically take care of everything else.

Allison Roots: Well that would definitely pull us off of other platforms.

[laughter]

That would that actually is very enticing. I like that.

Ryan Roots: So, I think after like talking to a bunch of other eBay sellers, including ourselves as well, the most common thing that I heard from people is the thing they’re most fearful of is with a big purchase like this, obviously, it takes a lot of capital and and you’re going to want to get that money back at some point. So, how do you see increasing eBay’s revenue without hurting the seller? Like, will seller fees increase?

Allison Roots: We just wanted you to explain this to the sellers to eliminate their fears because I know how you’re going to do it. I’ve read this, but we want everyone who’s watching this video to understand your plan of action and how it’s not going to damage their profits.

Ryan Roots: Cuz as a seller, I can tell you on eBay right now, I personally feel like we’re getting squeezed left and right. We’re we’re the the fees are expensive. There’s also promoted listing fees, and it’s just becoming uh it’s becoming very expensive to sell on the platform.

Ryan Cohen: So the people uh this is true in almost all businesses but especially in corporate America. The people that are doing the most work are the people who are the least paid. And then you’ve got middle management which are basically delegators. And then you have all the fancy titles from the directors and the VPs and the C’s. And essentially what they’re best at is uh PowerPoint presentations, public speaking, they’re sweet talkers, but they’re not actually real workers. So, uh, I would run the business much more efficiently because the people that are actually on the ground doing the work, you basically cut out all the BS in between and you work with the people that are are working with the sellers that are working with the customers and you get rid of basically all the noise and then you actually that’s how you have a feel for the business is like when you’re on the front lines talking to sellers directly And that doesn’t exist anymore. And like as soon as businesses you you develop this level of bureaucracy, um you lose a feel for the customer. And everything that I’ve heard is that eBay’s lost a feel for the customer. And so that’s where the efficiency is going to come from is getting rid of all of that bloat. You look at even the performance of the business and how much money is spent on sales and marketing for essentially no growth. When instead you can be growing the business organically by creating better tools and you create better tools for your sellers and they bring more inventory on the platform and then boom, all of a sudden more inventory, more sales. So, um, it, you know, you look at GameStop’s marketing budget and it’s come down significantly cuz there’s no return on investment in this. And you talk to the marketing team and again, they’re all going to say, well, look here and look there and all this stuff and it’s making money, but most of that money is is being lit on fire and you could see it. I mean, basically since co eBay’s business is down, they’ve got 30 million less active users. They’ve basically barely grown and everybody else in e-commerce, both in the US and globally, it’s grown considerably because e-commerce is growing, but eBay is not. So, yeah.

Ryan Roots: So the idea would be to to get rid of bloat while increasing revenue, but incre increasing the revenue would come from getting more sellers and more inventory onto the platform, not from incre increasing seller fees.

Ryan Cohen: Exactly. It would come from sellers doing more business on the platform and actually increasing transaction volume.

Ryan Roots: Okay. And I mean I can tell you like from just from our personal side, we’ve taken a lot of our business off of eBay onto platforms like whatnot, like live selling platforms. And I know a large portion say more than 50% of our sales now come from live selling platforms outside of eBay. Um where the majority of our sales used to come directly from the eBay platform. And I think a lot of it has to do with uh you know luck not being first to market on live selling and eBay now coming in and they’re starting to do live selling now which is it’s it’s good to see. It’s still not as good, I don’t think, as other live selling platforms. Um, but one of the things I thought that was kind of concerning with even them eBay doing these live selling uh the live selling stuff now is I haven’t seen them reach out to sellers and say, “Hey, come bring us bring your inventory back to eBay.” So, do you have any way that you would incentivize debate

Allison Roots: I want to point out, but you reached out to us to talk to us about how we feel about eBay, which speaks volumes about you and your care for the sellers in regards to eBay. Yeah. And they just don’t care about us at all. They don’t reach out to us.

Ryan Roots: Yeah. I mean, yeah, eBay for us, eBay has just been a unfortunately now it’s just a platform for us to sell on and make money. there hasn’t really been that like seller relationship with eBay for a while. Um, and it’s I I think it was at one point, you know, back in like 2018 when we went to eBay open and we had like concierge service and stuff like that.

Allison Roots There was an eBay community for resellers and there was loyalty and pride as an eBay seller to sell on the platform and you cared about eBay and you had your gripes. We complained about things, but all of the changes we asked for, not only did they not give them to us, but they wasted an obscene amount of money into some weird corporate pet projects that they just wanted to roll out like augmented AI back in 2019 or right that was 2019 or 2018. They gave us this bizarre thing when for I don’t know maybe the last decade everybody was requesting please make it so that when buyers buy something from you they have to pay. They can’t just leave you high and dry where you then have to relist the item because eBay systems don’t even relist your item when the buyer never pays. Like their systems are so not only antiquated but they’re incompetent. Like you can have an antiquated system if it works. that’s fine. But if it doesn’t work, why are you keeping it? And why aren’t you spending money on that? Why are you spending it on ridiculous pet projects that corporate wants to do? because it just sounds nice to I don’t know money for somebody somewhere that

Ryan Cohen: and brand marketing and feel-good advertising when everybody knows eBay already exists and it’s iconic and so you don’t have to be, you know, blowing hundreds of millions of dollars on on brand marketing that you basically can’t measure. But really, it starts at the top. Like at the end of the day, you know, you you look at my experience and my father never told me you have to work hard, you have to work hard. If he would have told me that, then I would tell everyone you have to work hard, you have to work hard. It’s just words. Like words are meaningless. Leadership to learn to be a leader, it’s it’s by example. It’s not what you say, it’s what you do. And so if the CEO is not talking to sellers and understanding the issues with the business, then no one’s going to care. If if you’re not focused on making your customers happy and the CEO, that’s not his number one job. Then no one at the company is going to care because they’re just going to follow what the CEO does. So, you know, at Chewy, I would take customer service calls myself. If if someone went and said, “I want to talk to the CEO,” I would talk to them. All of a sudden, everyone in customer service understands it’s really important. We have to make the customers happy.

Ryan Roots: You’re going to be getting a lot of eBay calls.

[laughter]

Ryan Cohen: Not the business.

Ryan Roots: Yeah. No, I mean and that like outside of the the seller fees going up, I think the the next biggest concern I heard from other eBay sellers is is just that is customer service because customer service used to be okay. It used to be decent. Pre-COVID I would say was okay. They had that thing Conair service where I could literally pick up the phone and talk to someone stateside in 3 minutes and they would handle my my uh concern

Allison Roots: And they would fix it and they would actually fix a problem. They were very competent customer service as well. They were useful and helpful and pined.

Ryan Roots: But that was, you know, that was eight years ago and since then it’s gotten it’s gotten unbearable. Um, so and you know, like you said with Chewy, what a third of the company was customer service. A third of the employees.

Ryan Cohen: I mean, it was uh it was a a significant amount. And and by the way, it was it was not um it wasn’t an expense. It was an investment. Like it if you look at what happens, you make your customers happy and all of a sudden they start telling other people and that’s the best marketing you can get is referrals and word of mouth and and from customer service we would get all kinds of intel in terms of what are the additional products that our customers want, what are the problems on the website, what’s broken. So like and the people who work in customer service would end up working by the way and that’s what it means like basically people would work in go from customer service to work in merchandising and marketing and supply chain. They were the ones that were most qualified to work in these departments because they understood the customer. So if you don’t understand the customer you’re not going to do a good job, right? And I mean in this case, if you’re not talking to sellers and you’re not understanding what are the problems with the platform, why all of a sudden are you moving your business to whatnot? Why does whatnot not even exist? Like, by the way, you do a good you do a good job and you’re not going to have competition because your customers aren’t going to want to go anywhere else. There’s no one else, by the way, that’s racing to build another Chewy. It’s Chewy and Amazon. And Amazon was there before I started. They were in they started in 1999. So no one’s racing to go and sell pet food online anymore. But yet within eBay’s business model, look at all of the competitors that have been able that have developed and picked off significant portions of their business. And that’s why the business has basically been like this and e-commerce has basically taken off.

Ryan Roots: I mean I can tell you as a matter of fact if when we started on whatnot what outside of Amazon we only sold on eBay and Amazon that was it.

Allison Roots: Not all the other platform everybody else.

Ryan Roots: Whatnot was the third platform that we ever sold on and it was because they reached out to us and said hey give us a shot we’ll we’ll pay you to come onto the platform come try it out and do it if when that happened if whatnot reached out to us and eBay was also developing live and they said hey why would you do that guys you already are established on eBay you have customer base. We’re the biggest platform in the world. Why would you do that? Just go live on eBay. If that had happened, we would never have even sold on whatnot to begin with. Now, we’ve done more revenue on whatnot than eBay.

Allison Roots: And whatnot incentivized us to sell more by giving us, you know, whatever the incentive was, like reduced fees if you hit a certain threshold. And then it pushed us to put even more of our products onto their platform, which was very clever. And it was very they systematically like stole resellers from other platforms and they went they they did they systematically went through every reseller on social media first. They went through all of us and then they started to go to people beneath right like right under that were big sellers but maybe didn’t have a big following. So it was very clever and they took a ton of business from eBay because they were systematic. Yeah. They knew what they were doing.

Ryan Cohen: They’ve done a great job.

Ryan Roots: So, I wanted to ask you real quick about um the actual buyout just for a second. So, uh obviously it’s a it’s a big deal and eBay has initially rejected the first offer. So, is your plan now to just go the hostile takeover route?

Ryan Cohen: The plan is to do whatever it takes. Um, and ultimately it’s going to come down to shareholders and and really what’s really happening here is it’s just deciding it’s a leadership change because your shareholders what we are proposing is that you know it’s basically half cash and half rolling over their equity. So [clears throat] essentially they still own eBay. it just you’re deciding who’s more qualified and who do you want to run the business and who’s who’s going to be a better fiduciary of the business basically the current management team or or me and

Ryan Roots: I think I also want to make a big point here that this isn’t you buying a company and then putting people in place and and hoping that it runs well you’re investing a lot of your own personal money into this purchase and you’re you’re taking a personal role in the this

Ryan Cohen: Yeah, I’m going to run it myself.

Allison Roots: Right. And I do want to point out that Ryan, you’ve mentioned a couple of times in prior interviews that you see eBay’s upper management with perverse intentions financially. Could you elaborate a little bit on that? Because I know that people hear you’re going to save money by cutting cost. And I don’t want them to fear that you would do something, for example, like cut the budget for the engineers for eBay. You would be removing excess bloat and could you elaborate a little bit more for our audience on that bloat?

Ryan Cohen: Yeah. Well, I am so when I say perverse incentives, when you have a management team that’s not invested and basically gets stuff for free and they’re not taking any risk, then that’s a perverse incentive. I am going to be investing my own money into acquiring the company at $125 a share. And I don’t get management fees. I’m not taking a salary. I have not taken a salary from GameStop, not a dollar. And it would be the same thing here. Um, and I’m not going to do well unless the business grows. Otherwise, my equity is going to be going down in value. If I maximize shareholder value and I make money for shareholders, then I make money for me. And if I screw up the business, then I end up losing. So, like, it’s a very simple concept. I’m going to be an owner. Business does well, I benefit. If it doesn’t, well, then I’m going to end up losing a lot of money. And yeah, that’s not the plan.

Ryan Roots: It’s a big risk.

Allison Roots: I personally want someone in charge when they have their own skin in the game and their own money on the line. This upper management, they lose a bunch of money. We all suffer. They don’t suffer. They don’t lose a penny. I mean, it doesn’t seem like the economics of eBay are very balanced right now. And it seems like you would have it a bit more balanced in the future.

Ryan Cohen: So, if I don’t make the sellers happy and they’re not doing more business on the platform, that’s not going to be good for my business, right? And there’s no heads I win tails you lose. Like I need the business to do well in order for me to benefit. And the business is going to do well if the sellers are happy and are doing more business on the platform. So what does that mean? It means, you know, more reasons to do more business with eBay and less reasons to take your business elsewhere.

Allison Roots: Love that.

Ryan Cohen: I’m not going to sell too much pet food at Chewy if we ship slowly and if we charge more than our competitors, you’re going to show up somewhere else and take your business elsewhere if you’re not happy with me.

…

Ryan Roots: That’s funny. Let me ask you this question. Let’s say I’m a I’m a we’re in the grand scheme of things, we’re smaller sellers on eBay. Um, but let’s say I was a seller uh, you know, 20 $30 million a year seller. Why should I be excited about this acquisition? Like what is going to what do you feel is going to change for me that I should be excited about?

Ryan Cohen: Going to make the business stronger, going to make the business better? And I want sellers to have a better experience. like the the business needs to do right by sellers. Sellers unequivocally are the customer. And I I’m don’t act or behave like an owner because when you say something like that, it’s like you’re pretending. There’s no pretending. It’s either you have all your chips, you know, on the table and you’ve got everything on the line or you don’t like you don’t fake that. So, it’s not like we’re gonna behave or act like owners. I’m gonna run the business like Chewy. Uh, and I’m gonna run the business like GameStop, which is I’ve got everything on the line. Yeah. And if I don’t make the customer happy, I’m not going to have a business. So, are I can’t I can’t tell. you know, like it’s not up to me to tell other people how they feel and whether they should, you know, but I’m going to be an owner because I am an owner and because I’m going to have everything on the line and ultimately I believe that’s going to translate into a better experience. And if I screw it up, well then I’m the one that’s going to lose the most. So I better not screw it up.

Ryan Roots: Do you see an avenue for sellers to be able to like give it give suggestions or address concerns that they’re having with eBay and then you guys be able to fix those in like a systematic way? The like the reason I ask in 2018 uh we brought up to uh eBay’s upper management that there was an issue with buyers not paying. That was in 2018 and they told us in 2018 that they were going to fix the the website. to that. That’ll never happen again. They said, “Give us a year.” And I was like, “You know what? A year is a long time, but I’m willing to wait. No problem.

Allison Roots: We’ve been waiting a decade.

Ryan Roots: Here we are eight years later. And any day now. Any day now. Any day now. They And dude, literally, if I if I got a hold of someone at eBay, I I bet you that would still be their answer. Like, we we’re working on it. It’s there’s like a little bit of in place stuff, but we’re we’re going to get there one day.

Allison Roots: Unfortunately, historically with eBay, this is what’s happened. They say they’re going to make these changes, right? And then we’ll complain for five, six, seven, eight years about how that’s never changed. And then we go to an event and someone pulls me aside and they say, “Hey, we’re working on that. We’re going to change that one day. We’re going to change that soon.” And I tell them, “Hey, I’m excited.” And just call us whenever you’re ready and we’ll make a video about it. Crazy. We haven’t gotten a call yet. Yeah.

Ryan Cohen: It’s run like the government. That’s it. It’s literally run like the government. It’s like nobody gives a shit. And by the way, you know, when you’re getting paid a lot of money regardless of the performance, then it’s like what’s the incentive? What’s the incentive?

Ryan Roots: That’s a good point.

Ryan Cohen: It’s the perverse incentives. It’s the the web. I mean, it by the way, there’s nothing wrong with visually things looking like they were from 1995. Maybe visually that’s better. Amazon’s front end still basically looks the same. But if you look at Seller Central as an example, you know, Seller Central, you don’t have to go outside of Amazon’s ecosystem because you can do everything in seller central. And my understanding is power sellers are using all kinds of thirdparty tools, spending a lot of money on thirdparty tools because the backend sucks on the core marketplace business and also on live commerce. And so like and then on live commerce having a front end that’s basically similar to other people in the space that are successful versus antiquated technology in a shitty basically UX. So um it’s just it’s doing the basics really well. It’s not rocket science. Selling pet food online. What does it mean? It means you got to ship quickly. You got to be competitively priced. If you screw up 24/7 US-based customer service, you make the customers happy, everything takes care of itself. eBay’s business, you make the sellers happy, everything is going to take care of itself.

Allison Roots: Yeah. We will take care of things as we always do. Yeah.

Ryan Cohen: You don’t have to go to college to to learn that. Like it’s you’d save a lot of uh hundreds of thousands of dollars in college to realize in business if you make your customers happy you’re going to have a strong good business.

Allison Roots: And also profitable.

Ryan Roots: Yeah. The um on the the marketing side of things, I know eBay spends a lot of money on marketing and um even as someone like who sells on eBay and knows eBay, I hardly ever see their their advertising at all. Uh so I don’t know where that marketing budget’s going. Um, but you know, you have other companies like I’ve been seeing vintage ads everywhere lately. They’re making a huge push into the American market and I’ve uh Whatnot’s everywhere and you know the bigger thing too is like whatnot does a lot of influencer marketing as well. So I I do you think that eBay’s marketing budget is just it’s not being used in the correct way?

Ryan Cohen: Doesn’t look like it. I mean, when you look at basically spending two and a half billion dollars and, you know, for a million new users, you know, basically spending 24 2500 bucks a customer, it’s crazy. Looks like it’s basically being wasted. Wow.

Allison Roots: They would be better off just walking around giving out gift cards for eBay of $2,500 to random people and just having them spend the money on the platform. Then at that point

Ryan Roots: Give me a thousand bucks a customer, I’ll get you off my [laughter] That’s crazy.

Allison Roots: That’s absolutely ridiculous. So, yeah, they just don’t even know how to do the marketing. Do we want to go into fun questions? Yeah. This is the end.

Ryan Cohen: YOLO.

Allison Roots: Are we? Yeah. All right. So, Ryan, I had a question for you.

Ryan Roots: I keep thinking you’re talking.

Allison Roots: I know. I’m so sorry. [laughter] There’s all these.

Ryan Cohen: By the way, I love your name,

Ryan Roots: Dude. The name is the greatest. The greatest. I think you should change eBay to Ryan Bay [laughter] and only Ryans are allowed to shop on the platform and it’s over. It’s done. Go crazy. Amazing.

Allison Roots: I shop on Ryan Bay.

Ryan Roots: Yeah. Well, you can. You’d have to ask me and then I have to ask permission. Only I can shop. Only Ryan.

…

Ryan Roots: Yeah. It’s like exercise is five times more uh beneficial than anti-depressants. Yeah. It’s good to it’s good to work hard. Exercise. Let me I think that this is probably a good point to kind of wrap things up. So I think the last question would be um you know the majority of the people watching this video um at least at the beginning are going to be current eBay sellers. Most of our watchers are I would say small to medium size eBay sellers. So what would you say to them to just kind of ease their worries of a transition?

Ryan Cohen: I am going to make sure that eBay is going to fucking win. Basically it’s that simple. It’s going to fucking win. Like, it’s going to be a very strong business. And I’m going to get rid of the bullshit And I’ve I’ve got everything on the line. Not cuz I have to, cuz I want to, because I believe in the company. I believe in the potential, and I see exactly what the sellers see in this. And so, you know, this is something that I want to do for a long time and I want to invest in it. I want to grow it and it’s going to fucking win.

Allison Roots: I mean, it’s your icky guy is to build something. So, if that’s your whole point of being and you’re going to build this business, I say let’s go.

Ryan Cohen: Exactly.

Ryan Roots: I seriously consider bringing back eBay open. The big eBay open events. They do like little ones, but they used to do a huge one in Vegas with all the sellers. I think it might be a good uh good place to do it is in Orlando. Bring it to Florida and we can oh yeah. Thousands of sellers in Orlando doing a big eBay event.

Allison Roots: I think our final question though that we wanted to close with was how likely do you think that this is like percentagewise if you had to just take a wild guess?

Ryan Cohen: Um, well, I’m a little bit superstitious, so I don’t want I don’t want Yeah, I don’t want to say a number, but what I’d say is the general consensus is that everybody thinks it’s very unlikely. I saw something on like poly market where it was like 14 or 15%.

Allison Roots: How do [laughter] we get that up?

Ryan Cohen: There’s a there’s a dra and dumber. So, you’re saying there’s a chance. Um, but I like that by the way because you know the odds of success with Chewy were very low. GameStop basically was a dying brick and mortar retailer and now the company is doing better than it ever has in its history. And this is compared to, by the way, when people were lined up, you know, back when uh when when GameStop was the queen of the ball and people were lined up in the malls for the next hardware and software releases.

Allison Roots: I remember that. Yeah, in the malls.

Ryan Cohen: I like the low odds.

Ryan Roots: It’s you you have a good track record as the underdog. So, we’re we’re definitely rooting for you.

Allison Roots: Well, if enough people see this and understand you as a person and they see, you know, what you love to do, you’re passionate about this, your lack of desire to keep throwing money into a trash can and lighting it on fire. Yeah. Yeah. I mean, cuz that’s basically what eBay is doing right now. Hopefully, we can help enough people see that this is a positive thing and we can turn the tides. Sweet goals.

Ryan Roots: But Ryan, we know you’re a busy guy. Thank you so much for taking the time to do this little chat and uh yeah,

Allison Roots: we appreciate you.

Ryan Roots: Hope it goes down, man. Thank you.

Ryan Cohen: I enjoyed it. It was a pleasure speaking to both of you. Thanks for having me in. Okay.”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s definitive proxy statement for the 2026 Annual Meeting of Stockholders to be held July 7, 2026 at 10:00 a.m. CDT, which was filed with the SEC on May 22, 2026, as supplemented by Supplement No. 1 on June 8, 2026 and Supplement No. 2 on June 23, 2026 (as supplemented, the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 4,343,725 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with an unaffiliated financial institution counterparty that provide economic exposure to a further 39,046,658 shares of Common Stock. The Put/Call Pairs were only settleable in cash until such time as GameStop provided the unaffiliated financial institution counterparty with reasonable evidence that all applicable filings had been made and any applicable waiting periods had expired or approvals had been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). On June 3, 2026, the HSR Act Condition was satisfied, and as a result, GameStop (in the case of the call portion of the Put/Call Pairs) and the unaffiliated financial institution counterparty (in the case of the put portion of the Put/Call Pairs) electing to settle the Put/Call Pairs now have the option, but not the obligation, to elect for physical settlement of the shares of Common Stock underlying such Put/Call Pairs in lieu of cash settlement. GameStop does not have voting power or dispositive power with respect to the shares of Common Stock underlying such Put/Call Pairs unless and until such Put/Call Pairs are physically settled for Common Stock. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay stockholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals; failure to obtain required stockholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.